UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Circle Group Internet Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

172570 10 3

(CUSIP Number)

08/27/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 172570 10 3	Page 1 of 4

1.	Names of Reporting Persons. UTEK Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable

	(a)

	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of
Shares	5.	Sole Voting Power	2,820,000
Beneficially	6.	Shared Voting Power	0
Owned by	7.	Sole Dispositive Power	2,820,000
Each Reporting	8.	Shared Dispositive Power	0
Person With

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,820,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 12.17%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 172570 10 3	Page 2 of 4

Item 1.

	(a)	Name of Issuer Circle Group Internet Inc.

	(b)	Address of Issuer’s Principal Executive Offices
1011 Campus Dr., Mundelein, IL 60060

Item 2.
	(a)	Name of Person Filing UTEK Corporation
	(b)	Address of Principal Business Office or, if none, Residence
202 S. Wheeler Street, Plant City, FL 33566

	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 172570 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No. 172570 10 3	Page 3 of 4

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of Circle Group Internet Inc. by UTEK Corporation, see Items 5 through 8 on page 1 of this Schedule 13G, which is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 172570 10 3	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 10, 2002

UTEK CORPORATION

BY:	/s/ Clifford M. Gross

Chief Executive Officer